UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Walter Investment Management Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

93317W102
(CUSIP Number)

December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

_______________
1  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 93317W102

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,447,834
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 4,447,834
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,447,834
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 93317W102

1	NAME OF REPORTING PERSON BASKERVILLE SPV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,351,626
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 1,351,626
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,351,626
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.6%
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 93317W102

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,799,460
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 5,799,460
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,799,460
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4%
12	TYPE OF REPORTING PERSON IA

CUSIP NO. 93317W102

1	NAME OF REPORTING PERSON BAKER STREET CAPITAL GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,799,460
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 5,799,460
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,799,460
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4%
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 93317W102

1	NAME OF REPORTING PERSON VADIM PERELMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,799,460
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 5,799,460
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,799,460
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.4%
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 93317W102

Item 1(a).	Name of Issuer:

Walter Investment Management Corp., a Maryland corporation (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3000 Bayport Drive, Suite 1100, Tampa, Florida 33607.

Item 2(a).	Name of Person Filing:

This statement is jointly filed by Baker Street Capital L.P., a Delaware limited partnership (“BSC LP”), Baskerville SPV, L.P., a limited partnership organized under the laws of the Cayman Islands (“Baskerville SPV”), Baker Street Capital Management, LLC, a California limited liability company (“Baker Street Capital Management”), Baker Street Capital GP, LLC, a Delaware limited liability company (“Baker Street Capital GP”) and Vadim Perelman (“Mr. Perelman”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Baker Street Capital GP is the general partner of each of BSC LP and Baskerville SPV. Baker Street Capital Management is the investment manager of each of BSC LP and Baskerville SPV.  Mr. Perelman is the managing member of each of Baker Street Capital Management and Baker Street Capital GP.  By virtue of these relationships, each of Baker Street Capital Management, Baker Street Capital GP and Mr. Perelman may be deemed to beneficially own the Shares (as defined below) owned directly by BSC LP and Baskerville SPV.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons, other than Baskerville SPV, is 12400 Wilshire Blvd., Suite 940, Los Angeles, California 90025. The principal business address of Baskerville SPV is c/o Stuarts Corporate Services Ltd., P.O. Box 2510, Grand Cayman KY1-1104, Cayman Islands.

Item 2(c).	Citizenship:

BSC LP is organized under the laws of the State of Delaware. Baskerville SPV is organized under the laws of the Cayman Islands.  Baker Street Capital Management is organized under the laws of the State of California. Baker Street Capital GP is organized under the laws of the State of Delaware.  Mr. Perelman is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.01 per share (the “Shares”).

Item 2(e).	CUSIP Number:

93317W102

CUSIP NO. 93317W102

Item 3.	If this statement is filed pursuant to Section 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

/ /	Not Applicable

(a)	/ /	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	/ /	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	/X/	Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).

(f)	/ /	Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).

(g)	/ /	Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).

(h)	/ /	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	/ /	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3).

(j)	/ /	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

All ownership information reported in this Item 4 is as of the close of business on December 31, 2014.

BSC LP

(a)	Amount beneficially owned:

4,447,834 Shares

(b)	Percent of class:

11.8% (based upon 37,711,623 Shares outstanding, which is the total number of Shares outstanding as of December 1, 2014 as reported in the Issuer’s Registration Statement on From S-3 filed with the Securities and Exchange Commission on December 18, 2014).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

4,447,834 Shares

CUSIP NO. 93317W102

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

4,447,834 Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

Baskerville SPV

(a)	Amount beneficially owned:

1,351,626 Shares

(b)	Percent of class:

3.6% (based upon 37,711,623 Shares outstanding, which is the total number of Shares outstanding as of December 1, 2014 as reported in the Issuer’s Registration Statement on From S-3 filed with the Securities and Exchange Commission on December 18, 2014).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

1,351,626 Shares

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

1,351,626 Shares

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

Baker Street Capital Management

(a)	Amount beneficially owned:

5,799,460 Shares*

(b)	Percent of class:

15.4% (based upon 37,711,623 Shares outstanding, which is the total number of Shares outstanding as of December 1, 2014 as reported in the Issuer’s Registration Statement on From S-3 filed with the Securities and Exchange Commission on December 18, 2014).

CUSIP NO. 93317W102

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

5,799,460 Shares*

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

5,799,460 Shares*

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

____________________
*           Consists of the Shares owned directly by BSC LP and Baskerville SPV.

Baker Street Capital GP

(a)	Amount beneficially owned:

5,799,460 Shares*

(b)	Percent of class:

15.4% (based upon 37,711,623 Shares outstanding, which is the total number of Shares outstanding as of December 1, 2014 as reported in the Issuer’s Registration Statement on From S-3 filed with the Securities and Exchange Commission on December 18, 2014).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

5,799,460 Shares*

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

5,799,460 Shares*

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

____________________
*           Consists of the Shares owned directly by BSC LP and Baskerville SPV.

CUSIP NO. 93317W102

Mr. Perelman

(a)	Amount beneficially owned:

5,799,460 Shares*

(b)	Percent of class:

15.4% (based upon 37,711,623 Shares outstanding, which is the total number of Shares outstanding as of December 1, 2014 as reported in the Issuer’s Registration Statement on From S-3 filed with the Securities and Exchange Commission on December 18, 2014).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

5,799,460 Shares*

(ii)	Shared power to vote or to direct the vote

0 Shares

(iii)	Sole power to dispose or to direct the disposition of

5,799,460 Shares*

(iv)	Shared power to dispose or to direct the disposition of

0 Shares

____________________
*           Consists of the Shares owned directly by BSC LP and Baskerville SPV.

As the general partner of each of BSC LP and Baskerville SPV, Baker Street Capital GP may be deemed to be the beneficial owner of the Shares owned directly by BSC LP and Baskerville SPV.  As the investment manager of each of BSC LP and Baskerville SPV, Baker Street Capital Management may be deemed to be the beneficial owner of the Shares owned directly by BSC LP and Baskerville SPV. As the managing member of each of Baker Street Capital GP and Baker Street Capital Management, Mr. Perelman may be deemed to be the beneficial owner of the Shares owned directly by BSC LP and Baskerville SPV.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein.  Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that are not directly owned by such Reporting Person.

CUSIP NO. 93317W102

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 93317W102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2015	BAKER STREET CAPITAL L.P.

	By:	Baker Street Capital GP, LLC General Partner

	By:	/s/ Vadim Perelman
	Name:	Vadim Perelman
	Title:	Managing Member

BASKERVILLE SPV, L.P.

By:	Baker Street Capital GP, LLC General Partner

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

BAKER STREET CAPITAL GP, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

BAKER STREET CAPITAL MANAGEMENT, LLC

By:	/s/ Vadim Perelman
Name:	Vadim Perelman
Title:	Managing Member

/s/ Vadim Perelman
VADIM PERELMAN